Exhibit 19.1

GRAHAM CORPORATION

INSIDER TRADING POLICY

Adoption Date: May 28, 2009

Amended and Restated: March 29, 2023

Background

The Board of Directors of Graham Corporation (together with its subsidiaries, the “Company”) has adopted this Insider Trading Policy (this “Policy”) for its Directors, officers, employees and consultants. This Policy applies to trading in the Company’s securities, as well as to trading in securities of publicly traded companies with whom the Company has a business relationship.

Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about that company that is not generally known or available to the public. These laws also prohibit persons who are aware of material nonpublic information from disclosing such information to others who may trade in such company’s securities. Companies and their controlling persons are subject to liability if they fail to take reasonable steps to prevent insiders from trading in their securities while in possession of material nonpublic information.

It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences for engaging in insider trading, which can be severe. Both the United States Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange investigate - and are very effective at detecting - insider trading. The SEC, together with the U.S. Attorney's Office, pursues insider trading violations vigorously. By way of example, insider trading cases have been successfully prosecuted against employees trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

This Policy is designed both to prevent insider trading and allegations of insider trading and to protect and promote the Company’s reputation for integrity, ethical conduct and good corporate governance. It is your obligation to understand and comply with this Policy.

Penalties for Noncompliance

Civil and Criminal Penalties. Potential penalties for insider trading violations include: (i) imprisonment for up to 20 years; (ii) criminal fines of up to $5 million; and (iii) civil fines of up to three times the profit gained or loss avoided.

Controlling Person Liability. If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have “controlling person” liability for a trading violation, with civil penalties of up to the greater of $1 million or three times the profit gained or loss avoided. Criminal penalties of up to $25 million may also be imposed.

Company Sanctions. Failure to comply with this Policy may subject you to Company-imposed disciplinary actions, including termination for cause, whether or not your failure to comply with this Policy results in a violation of law.

Scope of Policy

Persons Covered. As a Director, officer, employee or consultant of the Company, this Policy applies to you. The same restrictions that apply to you under this Policy also apply to your family members who reside with you, to anyone else who lives in your household and to any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control. You are responsible for making sure that all transactions covered by this Policy by any such person fully complies with this Policy.

Companies Covered. The prohibition on insider trading contained in this Policy is not limited to trading in the Company’s securities. It includes trading in the securities of other firms, such as customers or suppliers of the Company and those with which the Company may be negotiating major transactions, such as an acquisition, investment or sale. Information that is not material to the Company may nevertheless be material to one of those other entities.

Transactions Covered. Trading includes purchases and sales of stock, derivative securities such as put and call options and convertible debentures or preferred stock, and debt securities (debentures, bonds and notes). This Policy’s trading restrictions generally do not apply to the exercise of stock options. However, such trading restrictions do apply to any sale of the underlying stock or to a cashless exercise of the option through a broker, as this entails selling a portion of the underlying stock to cover the costs of exercise.

Statement of Policy

No Trading on Inside Information. You may not trade in the securities of the Company, directly or through family members or other persons or entities, if you are aware of material nonpublic information relating to the Company. Similarly, you may not trade in the securities of any other company if you are aware of material nonpublic information about that company which you obtained as a result of your relationship with the Company.

No Tipping. You may not pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities when you are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties described above, even if you did not trade or gain any benefit from another person’s trading.

No Exception for Hardship. The existence of a personal financial emergency does not excuse you from compliance with this Policy.

Blackout and Pre-Clearance Policy. To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of inside information, the Company’s Board of Directors has adopted an Addendum to the Insider Trading Policy that applies to Directors, Executive Officers subject to Section 16 of the Securities Exchange Act of 1934 (“executive officers”), and certain designated employees of the Company who have access to material nonpublic information about the Company (together, “Covered Persons”). The Company will notify you if you are subject to the Addendum.

The Addendum prohibits Covered Persons from trading in the Company’s securities during: (i) quarterly blackout periods beginning on the last day of each calendar quarter and ending after the second full business day following the release of the Company’s earnings for that quarter; and (ii) during certain event-specific blackouts. Covered Persons must pre-clear in writing all transactions in the Company’s securities with the Company’s legal counsel.

Exception for Approved 10b5-1 Plans. Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a 10b5-1 plan must be entered into at a time at which you are not aware of material nonpublic information. Once a 10b5-1 plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which at which such securities are to be traded or the date of the trade. The plan must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party.

Trades by Covered Persons in the Company’s securities that are executed pursuant to an approved 10b5-1 plan are not subject to the prohibition on trading on the basis of material nonpublic information contained in this Policy or to the restrictions set forth above relating to permitted trading periods.

All 10b5-1 plans must be approved in writing by the Company’s legal counsel prior to adoption.

Definition of Material Nonpublic Information

Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Any information that could reasonably be expected to affect the price of the security is material. Common examples of information that would be considered material include (but are not limited to):

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Projections of future earnings or losses or other earnings guidance.
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Earnings that are inconsistent with the consensus expectations of the investment community.
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A pending or proposed merger, acquisition or tender offer or an acquisition or disposition of significant assets.
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A change in senior management.

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Major events regarding the Company’s securities, including the declaration of a stock split or the offering of additional securities.
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Financial liquidity problems.
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Actual or threatened material litigation, or the resolution of such litigation.
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New major contracts, orders, suppliers, customers or finance sources, or the loss thereof.
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Significant new products or marketing plans.
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A significant change in capital investment plans.

Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of 20/20 hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality.

Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully.

The Company considers information to be available to the public only when:

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It has been released to the public by the Company through appropriate channels, e.g., by means of a press release or a widely disseminated statement from an executive officer; and
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Enough time has elapsed to permit the investment market to absorb and evaluate the information.

As a general rule, you should consider information to be nonpublic until two business days after it has been publicly disclosed by the Company.

Additional Guidance

The Company considers it improper and inappropriate for those employed by or affiliated with the Company to engage in short-term or speculative transactions in the Company’s securities or in other transactions in the Company’s securities that may lead to inadvertent violations of the insider trading laws. Accordingly, your trading in Company securities is subject to the following additional restrictions.

Short Sales. You may not engage in short sales of the Company’s securities (sales of securities that are not then owned), including “sales against the box” (sales with delayed delivery).

Publicly Traded Options. You may not engage in transactions in publicly traded options, such as puts, calls and other derivative securities.

Standing Orders. Standing orders should be used only for a very brief period of time. A standing order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading.

Margin Accounts and Pledges. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. A margin or foreclosure sale that occurs when you are aware of material nonpublic information may, under some circumstances, result in unlawful insider trading. Because of this danger, you should exercise caution in holding Company securities in a margin account or pledging Company securities as collateral for a loan.

Post-Termination Transactions

This Policy continues to apply to your transactions in Company securities even after you have terminated employment or other services to the Company. If you are aware of material nonpublic information when your employment or service relationship terminates, you may not trade in Company securities until that information has become public or is no longer material.

Unauthorized Disclosure of Nonpublic Information

Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with securities laws. You should treat all information you learn about the Company or its business plans as confidential and proprietary to the Company. Inadvertent disclosure of confidential or inside information may expose the Company and you to civil and/or criminal liability.

The timing and nature of the Company’s disclosure of material information is subject to legal rules, the breach of which could result in substantial liability to you, the Company and its management. Accordingly, it is important that responses to inquiries about the Company by the press, broker-dealers, investment analysts or others in the financial community be made on the Company’s behalf only through authorized individuals.

Unauthorized Disclosure. No employee or consultant of the Company shall disclose internal information about the Company to any person outside the Company, including family members and friends, except for such disclosures which have been specifically authorized by an executive officer of the Company as being required to facilitate a related project or transaction. You may not discuss the Company or its internal information in any internet-based discussion forum including, but not limited to, chat rooms, blogs, internet bulletin boards, or social networking sites.

Communications with the Media, Analysts and Investors. Communications on behalf of the Company with the media, securities analysts and other investors shall be made only by specifically designated representatives of the Company. Unless you have been expressly authorized to make communications on behalf of the Company, you must direct any inquiry from the media, a securities analyst or an investor the Company’s President and Chief Executive Officer or Vice President and Chief Financial Officer.

Safeguarding Confidential Information. Because of the sensitive nature of internal information about the Company and the importance of such information to the Company, you must take extreme care to safeguard the confidentiality of such information. For example, documents containing sensitive information should not be left lying on desks and conference tables in open view, confidential information should be discussed with other Company personnel on a “need to know” basis only, and visitors should not be left unattended in offices containing internal Company documents.

Personal Responsibility

You should remember that the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you. If you violate this Policy, the Company may take disciplinary action, including terminating you for cause.

Company Assistance

Your compliance with this Policy is of the utmost importance both for you and for the Company. If you have any questions about this Policy or its application to any proposed transaction, you should contact the Company’s Vice President and Chief Financial Officer for guidance. Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

Certification

All employees and consultants must certify their understanding of, and intent to comply with, this policy. A copy of the certification that employees must sign is enclosed with this policy.

This Policy is dated May 28, 2009, and most recently amended and restated March 29, 2023, supersedes any previous policy of the Company concerning insider trading.

Certain Defined Terms

Below is a list of certain defined terms contained in this Policy and a brief description of their respective meanings:

Call Option: The right to buy a specified quantity of a security at a set agreed amount at some time on or before the expiration of the option.

Company: Graham Corporation and its subsidiaries.

Covered Persons: Directors, executive officers subject to Section 16 of the Securities Exchange Act of 1934 (the CEO, President, Chief Operating Officer, Chief Financial Officer, Senior Vice Presidents, Vice Presidents, Chief Accounting Officer, Controller, Secretary and Assistant Secretaries), and certain designated employees of the Company who have access to material nonpublic information.

Derivatives: A financial contract or instrument whose value is derived from the value of something else. Derivatives are commonly used to mitigate the risk of economic loss arising from a change in the value of the underlying security.

Margin Account: An account containing securities which are used as collateral for a loan. The underlying securities used as collateral can typically be sold without knowledge of the owner if there is a default on the loan.

Policy: This Insider Trading Policy, as it may be amended from time to time.

Put Option: A put option provides the right to sell a security at a set agreed amount at some time on or before the expiration of the option.

Sale Against the Box: A specific form of short sale where the seller actually owns the security, but does not want to close out his or her position.

SEC: The United States Securities and Exchange Commission

Short Sale: The practice of selling a security that the seller does not own at the time of the sale. Short selling is done with the intent of later purchasing the security at a lower price. Short-sellers attempt to profit from an expected decline in the price of a financial instrument.

GRAHAM CORPORATION

INSIDER TRADING POLICY

CERTIFICATION

To Graham Corporation:

I, ___________________________ (name), have received and read a copy of the Graham Corporation Insider Trading Policy which became effective May 28, 2009, as most recently amended and restated March 29, 2023. I hereby agree to comply with the specific requirements of the Policy in all respects during my employment or other service relationship with Graham Corporation. I understand that my failure to comply in all respects with the Policy is a basis for termination for cause of my employment or other service relationship with Graham Corporation.

(Signature)

(Date)

GRAHAM CORPORATION

ADDENDUM TO INSIDER TRADING POLICY

Adopted: May 28, 2009

Amended and Restated: March 29, 2023

To help prevent inadvertent violations of the federal securities laws and avoid even the appearance of trading on inside information, the Board of Directors of Graham Corporation (the “Company”) has adopted this Addendum to the Company’s Insider Trading Policy. This Addendum applies to Directors, officers subject to Section 16 of the Securities Exchange Act of 1934 (“Executive Officers”) and the direct reports of such Executive Officers (“Covered Persons”) who have access to material nonpublic information about the Company.

This Addendum is in addition to and supplements the Company’s Insider Trading Policy.

Pre-clearance Procedures

Directors and Executive Officers are covered by the following pre-clearance procedures:

Directors and Executive Officers, together with their immediate family members and other members of their household, may not engage in any transaction involving the Company’s securities (including a stock plan transaction such as an option exercise, or a gift, loan, pledge or hedge, contribution to a trust or any other transfer) without first obtaining written pre-clearance of the transaction from the Company’s legal counsel or Chief Financial Officer. A request for pre-clearance should be submitted in writing at least 3 business days in advance of the proposed transaction to the Company’s legal counsel and Chief Financial Officer. Neither legal counsel nor Chief Financial Officer is under any obligation to approve a transaction submitted for pre-clearance, and such persons may determine not to permit any such transaction.

Blackout Procedures

All Directors, Executive Officers and Covered Persons are subject to the following blackout procedures:

Quarterly Blackout Procedures. The Company’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities. Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, you may not trade in the Company’s securities during the period beginning on the last day of each calendar quarter and ending after the second full business day following the release of the Company’s earnings for that quarter.

Interim Earnings Guidance and Event-Specific Blackouts. The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, Securities and Exchange Commission filing on Form 8-K or other means designed to achieve widespread dissemination of the information. Trading may be blacked out while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

From time to time, an event may occur that is material to the Company and is known by only a few Directors or Executive Officers. So long as the event remains material and nonpublic, the persons who are aware of the event, as well as other person covered by the quarterly earnings blackout procedures, may not trade in the Company’s securities. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to pre-clearance, requests permission to trade in the Company’s securities during an event-specific blackout, legal counsel and/or the Chief Financial Officer will inform the requesting person of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person.

Even if a blackout period is not in effect, at no time may you trade in Company securities if you are aware of material nonpublic information about the Company.

Exception for Approved 10b5-1 Plans

Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a 10b5-1 plan must be entered into before you become aware of material nonpublic information. Once the 10b5-1 plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which at which they are to be traded or the date of the trade. The 10b5-1 plan must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party.

The Company requires that all 10b5-1 plans be approved in writing by legal counsel before the 10b5-1 plan is adopted. 10b5-1 plans generally may not be adopted during a blackout period and may only be adopted before the person adopting the plan is aware of material nonpublic information.

Trades in the Company’s securities that are executed pursuant to an approved 10b5-1 plan are not subject to the prohibition on trading on the basis of material nonpublic information contained in the Insider Trading Policy or to the restrictions set forth above relating to pre-clearance procedures and blackout periods.

Hedging Transactions

Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, involve the establishment of a short position in the Company’s securities and limit or eliminate your ability to profit from an increase in the value of the Company’s securities. Such transactions eliminate the stated purpose of the Company’s equity compensation plans, which is to further align the interests of our Directors, Executive Officers and other Covered Persons with the interests of our stockholders. Therefore, you are prohibited from engaging in any hedging or monetization transactions involving the Company’s securities.

Post-Termination Transactions

If you are aware of material nonpublic information when you terminate your relationship with the Company, you may not trade in the Company’s securities until that information has become public or is no longer material. You agree to abide by this Policy for not less than 90 days following the termination of your relationship with the Company.

Company Assistance

Your compliance with this Addendum and the Company’s Insider Trading Policy is of the utmost importance. If you have any questions about this Addendum, the Insider Trading Policy or their application to any proposed transaction, you should contact the Company’s legal counsel, Alexander R. McClean, Esq., at 585-231-1248.

Certification

All Directors, Executive Officers and Covered Persons subject to the procedures set forth in this Addendum must certify their understanding of, and intent to comply with, the Company’s Insider Trading Policy and this Addendum on the form attached to this addendum.

This Amended and Restated Addendum is dated March 29, 2023 and supersedes any previous policy of the Company concerning insider trading restrictions applicable to Directors, Executive Officers and Covered Persons.